UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 12, 2007
OSI GEOSPATIAL INC.
(Translation of registrant’s name into English)
107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

News Release
FOR IMMEDIATE RELEASE
OSI Geospatial Reports 2007 Second Quarter Results
July 12, 2007
Vancouver, Canada
OSI Geospatial Inc. (TSX: OSI; OTCBB: OSIIF) announced today its financial results for the second quarter ended May 31, 2007. All amounts are reported in U.S. dollars and in accordance with U.S. GAAP.
For the second quarter of 2007, OSI Geospatial reported revenue of $6.1 million, similar to the revenue reported in the second quarter of 2006. This includes approximately $2.5 million in marine systems revenue compared to $2.4 million in the second quarter of 2006, approximately $2.3 million in land and air systems revenue compared to $2.4 million in the second quarter of 2006 and approximately $1.3 million in mapping revenue, similar to the second quarter of 2006.
For the second quarter of 2007, the company reported a net loss before taxes of $446,000 and a net loss after taxes of $480,000 compared to earnings before taxes of $94,000 and a net loss after taxes of $2,000 for the same quarter in 2006. The increased net loss is primarily due to the completion of Technology Partnership Canada program, the addition of planned sales and marketing resources and the strengthening of the Canadian dollar against foreign currencies.
For the second quarter of 2007, the net loss attributable to common shareholders was $1.0 million or $0.03 per share compared to the net loss of $715,000 or $0.02 per share in 2006.
“We have seen significant progress in our major markets despite unavoidable delays in closing contracts,” said Ken Kirkpatrick, president and CEO of OSI Geospatial. “We are continuing to pursue exciting opportunities in the U.S. and U.K. defense markets, and we have made significant progress in developing the National Security market.”
Second Quarter Highlights
•	Signed contract to provide navigation systems for a U.S. Navy new build program

•	Signed U.S. Army contracts valued at $2.0 million

•	Signed U.K. Navy contracts valued at $1.8 million

•	Signed contract to develop frontline medical decision making technology for the U.S. Navy

•	Signed new mapping business valued at $2.0 million

•	Signed follow on land and air contracts with existing customers worth approximately $1.4 million

•	Signed follow on marine contracts with existing customer worth approximately $1.1 million
Outlook
“Since the quarter’s end, we launched our new U.S. Layered Security Solutions business unit and signed a $2.1 million contract to provide critical infrastructure protection vulnerability assessments for the U.S. Department of Homeland Security. This is our first DHS contract, and we are confident that this will lead to significant additional business for our company,” continued Mr. Kirkpatrick. “There are many significant opportunities that lay ahead in all of our markets, and I am excited and encouraged by the possibilities for the remainder of the year.”

OSI Geospatial Inc.	Suite 107-930 West 1st street North Vancouver, BC V7P 3N4 Canada	tel + 1 604 904 4600 | fax + 1 604 987 2555 www.osigeospatial.com

News Release
The company reiterates that it expects to meet all of its goals for 2007. OSI outlined the following goals for the fiscal year ending November 30, 2007 and is pleased to report the following progress:
1.	Achieve revenue in the range of $28 million to $32 million for fiscal 2007:
•	Reported revenue of $9.7 million for the first half of fiscal 2007 and on track to meet goal

•	Fiscal year to date, signed contracts worth more than $18 million

•	Fiscal year to date, awarded additional contracts worth approximately $23 million that the company expects to sign by the end of the year
2.	Secure a significant U.S. Department of Defense and U.K. Ministry of Defence prime contract:
•	Several opportunities under development and on track to meet goal
3.	Continue to expand the company’s customer base by securing new customers in each of the three defense domains: air, land, and sea:
•	Secured U.S. Department of Homeland Security as a new customer
4.	Continue to diversify into new market sectors by leveraging the company’s core technology in the development of new products:
•	Developing a handheld device for frontline medical personal in the U.S.
5.	Establish the company as a creditable supplier in the global national security / homeland defense market:
•	Launched Layered Security Solutions business unit and signed a $2.1 million contract to provide services to the U.S. Department of Homeland Security
Conference Call
OSI Geospatial will present the results from the 2007 second quarter at 4:30 p.m. Eastern Time (1:30 p.m. Pacific Time), July 12, 2007. The conference call can be accessed on the company’s investor site at www.osigeospatial.com. To listen to the conference call live by telephone, dial +1-800-319-4610 for participants in North America and +1-604-638-5340 for Vancouver area and international participants approximately ten minutes before the start time. A telephone playback will be available for seven business days, beginning approximately one hour after the call. To listen to the replay, North American callers please dial +1-800-319-6413 and international callers please dial +1-604-638-9010. Enter access code 8337.
About OSI Geospatial
OSI Geospatial Inc. delivers advanced geospatial systems and software that enable shared real-time situational awareness for military, safety and security applications. Our products and services enable our customers to integrate and visualize live data with any combination of sensor data, imagery, maps and charts. This capability provides our customers with enhanced operational performance, safety and security through shared real-time situational awareness. OSI Geospatial systems and software are in use by military, government and commercial customers around the world. The company is publicly traded on the Toronto Stock Exchange (OSI) and the Over the Counter Bulletin Board (OSIIF). For additional information please visit www.osigeospatial.com.
Forward-Looking Statements
Certain statements made in this news release that are not based on historical information (including those in the section entitled “Outlook”) are forward-looking statements which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 and Section 138.4(9) of the Ontario Securities Act. These forward-looking statements are subject to risks and uncertainties. Actual results may differ from these projections. The risks associated with the Company’s business include risks related to its reliance on international government contracts; the number of large customer transactions and the related lengthy sales cycles in executing those opportunities; uncertainties associated with competitive bidding processes and contract negotiations; actions by government authorities; the effects of

News Release
general economic and political conditions; changing foreign exchange rates; and challenges related to the company’s ability to introduce, develop and implement new products and enhancements to existing products that respond to customer requirements in a changing, complex, technological market. A complete discussion of the company’s risk factors is presented in the company’s most recent annual reports, filed with the United States Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators (“CSA”), as well as other periodic reports filed with the SEC and the CSA. The Company does not undertake any obligation to update the forward-looking statements.
Copyright © 2007 OSI Geospatial Inc. and its affiliated or related companies. ECPINS and COP-IDS are registered trademarks of Offshore Systems Ltd., an OSI Geospatial company. IGEN and C3CORE are registered trademarks of CHI Systems Inc., an OSI Geospatial company. Other company brand, product and service names are for identification purposes only and may be either trademarks, service marks or registered trademarks of their respective owners. Data subject to change without notice.
For more information:
Megan Helmer
Manager, Investor Relations
+1 604 904 4627 or +1 888 880 9797
+1 604 987 2555 (FAX)
invest@osigeospatial.com

News Release
OSI Geospatial Inc.
Consolidated Balance Sheets (Unaudited) (US GAAP)

In thousands of U.S. dollars	May 31, 2007	November 30, 2006

Assets
Current assets
Accounts receivable	$7,701	$12,707
Income taxes recoverable	158	28
Inventory	1,414	1,063
Prepaid expenses and deposits	647	535

	9,920	14,333
Deferred tax asset	29	—
Plant and equipment	1,109	1,089
Intangible and other assets	748	794
Goodwill	8,330	8,129

	$20,136	$24,345

Liabilities
Current liabilities
Bank indebtedness	$544	$904
Accounts payable and accrued liabilities	3,223	4,887
Dividend payable	382	—
Income taxes payable	—	86
Unearned revenue	506	667

	4,655	6,544
Deferred tax liability	—	20

	4,655	6,564

Stockholders’ Equity
Issued and outstanding 30,262 Class A Series A preference shares (November 30, 2006 – 30,262)	19	19
200,770 Class B, Series 2 preference shares (November 30, 2006 – 279,840)	6,886	8,696
40,088,221 common shares (November 30, 2006 – 35,137,046)	21,510	18,222

	28,415	26,937
Warrants	4,286	4,286
Additional paid in capital	2,669	3,357
Accumulated deficit	(22,480)	(19,226)
Accumulated other comprehensive income	2,591	2,427

	15,481	17,781

	$20,136	$24,345

News Release
OSI Geospatial Inc.
Consolidated Statements of Loss (Unaudited) (U.S. GAAP)

	Three months ended May 31,		Six months ended May 31,
In thousands of U.S. dollars, except share related data	2007	2006	2007	2006

Revenue
Marine systems	$2,504	$2,436	$3,204	$3,718
Land and air systems	2,259	2,370	4,607	4,221
Mapping	1,375	1,334	1,898	1,863

	6,138	6,140	9,709	9,802
Cost of sales	3,683	3,545	6,585	6,014

Gross profit	2,455	2,595	3,124	3,788

Expenses
General and administrative	1,476	1,514	2,798	2,860
Engineering	389	450	870	993
Sales and marketing	791	606	1,496	1,158
Depreciation and amortization	34	138	145	270
Interest expense	5	6	27	12
Interest income	(8)	(7)	(8)	(20)
Foreign exchange loss (gain)	107	(21)	22	—
Technology Partnerships Canada royalty	107	108	137	165
Technology Partnerships Canada contribution	—	(293)	—	(504)

	2,901	2,501	5,487	4,934

Net earnings (loss) before income taxes	(446)	94	(2,363)	(1,146)

Deferred income tax expense (recovery)	59	(23)	73	(8)
Current income tax expense (recovery)	(25)	119	66	94

Income tax expense	34	96	139	86

Net loss	$(480)	$(2)	$(2,502)	$(1,232)

Net loss available to common shareholders	$(1,024)	$(715)	$(3,219)	$(2,121)

Loss per share - basic and diluted	$(0.03)	$(0.02)	$(0.08)	$(0.07)

Weighted average number of common shares outstanding – basic and diluted	39,251,264	32,301,357	38,248,619	31,790,928

News Release
OSI Geospatial Inc.
Consolidated Statements of Cash Flows (Unaudited) (U.S. GAAP)

	Three Months ended May 31,		Six months ended May 31,
In thousands of U.S. dollars	2007	2006	2007	2006

Cash flows from operating activities
Net loss for the period	$(480)	$(2)	$(2,502)	$(1,232)
Items not affecting cash
Depreciation and amortization	84	201	248	389
Stock-based compensation	87	79	139	104
Deferred income taxes	59	2	73	(8)

	(250)	280	(2,042)	(747)

Changes in non-cash working capital items
Accounts receivable	551	(2)	5,148	3,636
Inventory	7	(16)	(251)	(110)
Prepaid expenses and deposits	383	33	(39)	92
Accounts payable and accrued liabilities	(464)	631	(1,748)	(1,148)
Dividends payable	382	—	382	—
Income taxes payable	(62)	(31)	(249)	(171)
Unearned revenue	(146)	126	(273)	378

	661	741	2,970	2,677

	411	1,021	928	1,930

Cash flows used in investing activities
Purchase of CHI Systems Inc., net of cash acquired (note 4b)	—	(240)	—	(8,123)
Purchase of Liddy International Inc.	(25)	—	(25)	—
Decrease (increase) in marketable securities	—	99	—	(160)
Decrease in restricted cash	—	(60)	—	130
Additions to plant and equipment	(57)	(39)	(84)	(87)
Additions to intangibles and other assets	(39)	(53)	(61)	(93)

	(121)	(293)	(170)	(8,333)

Cash flows used in financing activities
Advances from (payments to) operating line of credit	121	—	(356)	—
Issue of common shares	—	6	—	6
Class B preference share dividends	(382)	(526)	(382)	(526)

	(261)	(520)	(738)	(520)

Effect of foreign exchange on cash and cash equivalents	(29)	62	(20)	120

Increase (decrease) in cash and cash equivalents	—	270	—	(6,803)

Cash and cash equivalents – beginning of period	—	1,149	—	8,222

Cash and cash equivalents – end of period	$—	$1,419	$—	$1,419

MANAGEMENT’S DISCUSSION
AND ANALYSIS
for the three and six months ended May 31, 2007
OSI Geospatial Inc.
107 – 930 West 1st Street
North Vancouver, BC V7P 3N4
Tel: 604.904.4600
Fax: 604.987.2555
www.osigeospatial.com

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2007
(expressed in U.S. dollars)
MANAGEMENT’S DISCUSSION AND ANALYSIS of Financial Condition and Results of Operations
The following discussion and analysis provides a review of activities, results of operations, and financial condition of OSI Geospatial Inc. for the three and six months ended May 31, 2007 in comparison with those for the six months ended May 31, 2006. The following discussion should be read in conjunction with our unaudited interim consolidated financial statements, including the notes thereto, for the three and six months ended May 31, 2007, and the audited annual consolidated financial statements for the year ended November 30, 2006 prepared in accordance United States generally accepted accounting principles (“U.S. GAAP”).
Effective December 1, 2004, we elected to report our consolidated financial statements in accordance with U.S. GAAP as permitted by Canadian regulators. Effective March 1, 2006 we adopted the U.S. dollar as our reporting currency. All references in this report to financial information concerning OSI Geospatial Inc. are in accordance with U.S. GAAP and all dollar amounts are in U.S. dollars unless otherwise indicated.
Beginning in the first quarter of fiscal 2006, we have changed our financial reporting segments in order to reflect changes in management’s analysis of our business. Our consolidated revenue categories have changed to marine systems, land and air systems, and mapping and our reportable segments are now U.S. Systems Operations, International Systems Operations, Mapping Operations, and Corporate and Public Company costs. On April 12, 2006 at the Company’s annual general meeting, its shareholders voted in favor of changing the Company’s name from Offshore Systems International Ltd. to OSI Geospatial Inc. The name change was effective June 5, 2006. For the purposes of this report, the Company is referred to by its new legal identity.
This report contains forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, including statements regarding the future achievement of corporate objectives, advancement of additional project interests, analysis and development of acquisition opportunities, various project interests and other matters. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, and industry supply, as well as other factors discussed below and those risks which are discussed under the heading “Risks and Uncertainties”. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ form those set forth in the forward-looking statements, except as required by law.
ECPINS and COP-IDS are registered trademarks of Offshore Systems Ltd., an OSI Geospatial company. Other company brand, product and service names are for identification purposes only and may be either trademarks, service marks or registered trademarks of their respective owners. Data is subject to change without notice.
Additional information relating to OSI Geospatial, including our Annual Information Form and our Form 20-F report is filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and is also available on the company’s investor web site at www.osigeospatial.com.
This management’s discussion and analysis is dated July 12, 2007.
© 2007 OSI Geospatial Inc. and its affiliated or related companies.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2007
(expressed in U.S. dollars)
Overview
Founded in 1977 and headquartered in Ottawa, Ontario, Canada, the Company designs, develops and markets the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. ECPINS® helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course and speed, against a background of fixed obstacles and other navigational hazards. The Company has developed a strong market position in military navigation, and has ECPINS® systems deployed with the Canadian and United States Coast Guards, the Canadian Navy, the Royal New Zealand Navy, the Royal Danish Navy, the Royal Australian Navy, the Royal Navy of the United Kingdom and the United States Navy.
The Company’s growth strategy is built on four fronts – diversifying its technology, partnering with the best, building on its customer relationships and completing acquisitions complimentary to its existing lines of business.
In diversifying its technology, the Company will lever its market and technology position as a leader in the naval surface and subsurface navigation market to access adjacent markets. Building on its ECPINS® line of electronic chart navigation systems for commercial and military customers, the Company has expanded into the Command & Control (C2) and homeland security markets through the development of applications like the Common Operational Picture product line (COP-PL), Warship Automatic Identification System (W-AIS) and the C2 product line C3CORE. Also, the Company has expanded its product offerings in the commercial market with the introduction of its simplified voyage data recorder (S-VDR) product, the integrated ECPINS®/S-VDR 5000 system.
The Company continues to partner with the best using its technology dominance in the military navigation market to gain entry into major defence programs. We currently have partnering agreements with Terma A/S in Denmark, Lockheed Martin in the U.S. and the U.K. and, Raytheon, L3 Communications, General Dynamics and Northrop Grumman in the U.S.
The Company continues to build on its current customer base by levering the strong customer relationships it has developed through the successful execution of major projects. We have existing customers in the military agencies of Canada, U.S., European NATO and other allies of Canada, and national and international commercial marine transportation companies.
The Company has completed acquisitions complimentary to its existing businesses to gain access to key markets, build critical mass and expand its products and markets. In April 2005, the Company completed the acquisition of all the outstanding shares of Mapcon Mapping Consultants Inc. (Mapcon) of Salt Lake City, Utah for $1.1 million. Mapcon is a land mapping company in the U.S. geomatics (digital map and electronic chart data production) market. In December 2005, the Company completed the acquisition of CHI Systems Inc., a United States defence contracting company for $9 million. CHI has three offices in the United States, is a supplier of technology and services to the U.S. Department of Defence and key defence prime contractors. CHI has developed C2, training simulation and cognitive agent applications to support its customers in multiple U.S. military agencies. In April 2007, the Company through its subsidiary CHI Systems Inc., acquired the assets of Liddy International Inc. (“Liddy”), a United States defense contracting company and established Layered Security Solutions (“LSS”). LSS provides business continuity solutions against all hazards and is qualified to develop deterrence, response and recovery strategies designed to deal with global threats to business and government.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2007
(expressed in U.S. dollars)
SELECTED DATA
The following tables contain financial information that is derived from the unaudited interim consolidated financial statements for the six months ended May 31, 2007.

Operations:	For the six months ended May 31
In thousands of U.S. dollars except share related data	2007	2006
	$	$
Revenue	9,709	9,803
Gross profit	3,124	3,789
Gross profit percentage	32%	39%
Net loss	(2,502)	(1,232)
Net loss attributable to common shareholders	(3,219)	(2,120)

Loss per share – basic and diluted	(0.08)	(0.07)
Weighted average common shares outstanding – basic and diluted	38,248,619	31,790,928
Our quarterly results are primarily influenced by the level, timing, and duration of customer orders, and customer product delivery requirements. We depend heavily on government contracts and derive a significant amount of revenue from a few customers, which may result in varying revenue, gross profit, and earnings.
The lower gross profit and gross profit percentage in the six months ended May 31, 2007 as compared to the six months ended May 31, 2006 is largely due to the mix of revenue. There was less software revenue and more engineering services revenue in the six months ended May 31, 2007 than in the six months ended May 31, 2006.
Fluctuations in gross profit are influenced by the proportion of engineering labor, third-party systems or third-party labor or portions of all three required for a project, and a high proportion of these factors can result in increased cost of sales and therefore lower gross profit. Certain contracts awarded may require the inclusion of engineering labor, third-party systems or third-party labor. In order to maintain competitiveness on these contracts, we may elect to reduce our usual margins on the third-party components. In addition, the product mix of services revenue, software, mapping, and systems and systems components in any given period may impact the gross profit for the period.

	At May 31,	At November 30,
Financial Position:	2007	2006
In thousands of U.S. dollars	$	$

Working capital(1)	5,265	7,789
Current assets	9,920	14,333
Total assets	20,136	24,345
Current liabilities	4,655	6,544
Long term liabilities	—	20
Total liabilities	4,655	6,564
Shareholders’ equity	15,481	17,781

(1)	Working capital is defined as current assets less current liabilities. Working capital does not have a standardized meaning or comparable measure under generally accepted accounting principles and may not be comparable to similar measures presented by other companies.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2007
(expressed in U.S. dollars)

Dividends declared per share	In six months ended May 31,
In U.S. dollars	2007	2006
	$	$
Common shares	—	—
Class A preference shares	—	—
Class B preference shares – series 1	—	—
Class B preference shares – series 2	1.64	1.59
RESULTS OF OPERATIONS – Three and six months ended May 31, 2007 as compared to three and six months ended May 31, 2006
Overall Performance

Three months ended May 31	2007	2006	2007 to 2006
In thousands of U.S. dollars

Net income (loss) before income taxes	$(446)	$94	$(540)

Net loss	$(480)	$(2)	$(478)

Net loss attributable to common shareholders	$(1,024)	$(715)	$(309)

Loss per share – basic and diluted	(0.03)	(0.02)	(0.01)

Six months ended May 31	2007	2006	2007 to 2006
In thousands of U.S. dollars

Net loss before income taxes	$(2,363)	$(1,146)	$(1,217)

Net loss	$(2,502)	$(1,232)	$(1,270)

Net loss attributable to common shareholders	$(3,219)	$(2,121)	$(1,098)

Loss per share – basic and diluted	(0.08)	(0.07)	(0.01)

The net loss reported in the six months ended May 31, 2007 was largely driven by lower revenues and the mix of contracts executed in the period and higher operating expenses due to the addition of costs from our acquired operations, product launch activities, and an increase in staff to support our growth plans.
Backlog
Total backlog is the sum of the firm and option backlogs. As at May 31, 2007 total backlog was $69.3 million compared to $32.8 million at May 31, 2006.
Firm backlog consists of firm, fixed, or signed orders issued and executable subsequent to the balance sheet date. Firm backlog as at May 31, 2007 was at $44.5 million compared to $12.4 million at May 31, 2006. Of the $44.5 million firm backlog, $28.4 million is expected to be executed in fiscal 2009 and beyond.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2007
(expressed in U.S. dollars)
Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable subsequent to the balance sheet date. Option backlog as at May 31, 2007 was at $24.8 million compared to $20.4 million at May 31, 2006.
There is no guarantee or certainty that our customers will elect to exercise their contract option backlog. Should our customers elect to exercise contract options or place orders against indefinite-quantity contracts, the option backlog converts to firm backlog, which then may convert to revenue as contract execution occurs. Backlog metrics are non-GAAP measures. These measures do not have a standardized meaning or comparable GAAP measure and are likely not comparable to similar measures presented by other companies.
The timing of major contracts awarded can significantly impact our total backlog position and revenue. Historically, major contracts awarded have taken up to three years to finalize. The contracting process involves lengthy discussions and negotiations with several groups of people within the prospective customer’s organization. We have continually pursued, and will continue to pursue, major contracts with lengthy sales cycles, and as a result, there could be large variations in our total backlog and revenue from quarter to quarter.
Multi-year contracts with government agencies have a termination-for-convenience clause because governments approve budget expenditures on an annual basis. This allows contracts to be terminated by the contracting government agency should future budget funding not be approved. Historically, the termination-for-convenience clause has not been exercised by any of our customers. We have included the full value of these government contracts in total backlog.
Revenue

		% of		% of
		total		total
Three months ended May 31	2007	revenue	2006	revenue	2007 to 2006
In thousands of U.S. dollars

Marine systems	$2,504	41	$2,436	40	$68
Land and air systems	2,259	37	2,370	38	(111)
Mapping	1,375	22	1,334	22	41

	$6,138	100	$6,140	100	$(2)

		% of		% of
		total		total
Six months ended May 31	2007	revenue	2006	revenue	2007 to 2006
In thousands of U.S. dollars

Marine systems	$3,204	33	$3,718	38	$(514)
Land and air systems	4,607	47	4,221	43	386
Mapping	1,898	20	1,863	19	35

	$9,709	100	$9,802	100	$(93)

Our core revenue stream is derived from three sources: marine systems, land and air systems, and mapping. Our land and air systems through our U.S. Systems operations delivered 47% of our revenue for the six months ended May 31, 2007. Our principal developed and manufactured product, ECPINS®, delivers the majority of the marine systems revenue. We also derive revenue from the delivery of the ECPINS® software component of our system product. Combined, ECPINS® systems and software delivered 33% of revenue in the six months ended May 31, 2007.
Our results are primarily affected by the level, timing, and duration of customer orders and customer product delivery requirements. The main customers for our products and services in the six months

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2007
(expressed in U.S. dollars)
ended May 31, 2007 were the U.S. Army, the Royal Navy of the U.K., the Canadian Department of National Defense, the Defense Threat Reduction Agency, and the U.S. Navy. Revenue from these customers accounted for 67% of the consolidated revenue.
The main customers for our products and services for the six months ended May 31, 2006 were the U.S. Air Force, U.S. Army, U.S. Naval Aviation, the Royal Australian Navy through Nautronix, and the Canadian Navy. Revenue from these customers accounted for 66% of the consolidated revenue.
Revenue by Segment

		% of		% of
		total		total
Three months ended May 31	2007	revenue	2006	revenue	2007 to 2006
In thousands of U.S. dollars

International Systems operations	$2,444	40	$2,436	40	$8
U.S. Systems operations	2,319	38	2,370	38	(51)
Mapping operations	1,375	22	1,334	22	41

	$6,138	100	$6,140	100	$(2)

		% of		% of
		total		total
Six months ended May 31	2007	revenue	2006	revenue	2007 to 2006
In thousands of U.S. dollars

International Systems operations	$3,144	32	$3,718	38	$(574)
U.S. Systems operations	4,667	48	4,221	43	446
Mapping operations	1,898	20	1,863	19	35

	$9,709	100	$9,802	100	$(93)

Revenue from the International Systems operations for the three months ended May 31, 2007 increased marginally and for the six months ended May 31, 2007 decreased 15% due to the timing of new contracts awarded, the delivery schedules of existing contracts and the mix of products and services delivered.
Revenue from the U.S. Systems operations for the three months ended May 31, 2007 decreased by 2% and for the six months ended May 31, 2007 increased 11% over the same period from the prior year. Delays in the approval of the U.S. federal budget caused a reduction of revenues in the three months ended May 31, 2007.
Revenue from our Mapping operations for the three and six months ended May 31, 2007 as compared to the six months ended May 31, 2006 increased 3% and 2% respectively. This is consistent with the nature and timing of mapping contracts.
We continue to invest significant corporate, sales, and marketing resources in identifying and pursuing new opportunities and contracts, both in our existing customer base and with new prospective customers.
Gross Profit

Three months ended May 31	2007	2006	2007 to 2006
In thousands of U.S. dollars

Gross profit	$2,455	$2,595	$(140)
Gross profit percentage	40%	42%	(2)%

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2007
(expressed in U.S. dollars)

Six months ended May 31	2007	2006	2007 to 2006
In thousands of U.S. dollars

Gross profit	$3,124	$3,788	$(664)
Gross profit percentage	32%	39%	(7)%
Gross profit decreased by 5% in the three months ended May 31, 2007 compared to the three months ended May 31, 2006 and the gross profit percentage was 2 percentage points lower period-over-period. Gross profit decreased 17% in the six months ended May 31, 2007. The reduced gross profit percentage compared to the prior fiscal year is due to the mix of contracts in the period.
Gross Profit by Segment

Three months ended May 31	2007	2006	2007 to 2006
In thousands of U.S. dollars

Gross profit:
International Systems operations	$1,547	$1,614	$(67)
U.S. Systems operations	444	544	(100)
Mapping operations	464	437	27

Consolidated operations	$2,455	$2,595	$(140)

Gross profit percentage:
International Systems operations	63%	66%	(3)%
U.S. Systems operations	19%	23%	(4)%
Mapping operations	34%	33%	1%

Consolidated operations	40%	42%	(2)%

Six months ended May 31	2007	2006	2007 to 2006
In thousands of U.S. dollars

Gross profit:
International Systems operations	$1,584	$2,293	$(709)
U.S. Systems operations	964	967	(3)
Mapping operations	576	528	48

Consolidated operations	$3,124	$3,788	$(684)

Gross profit percentage:
International Systems operations	50%	60%	(10)%
U.S. Systems operations	21%	23%	(2)%
Mapping operations	30%	28%	2%

Consolidated operations	32%	39%	(7)%

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2007
(expressed in U.S. dollars)
Gross profit from the International Systems operations decreased $67,000 and gross profit percentage was 3% lower for the three months ended May 31, 2007 when compared to the three months ended May 31, 2006. Gross profit decreased $709,000 and gross profit percentage decreased 10% for the six months ended May 31, 2007. The decreases in the second quarter of 2007 are the result of lower revenues in the International Systems operations and a decrease in our high margin software revenue compared to the three months ended May 31, 2006.
Gross profit from the U.S. Systems operations decreased $100,000 and gross profit percentage was 4% lower for the three months ended May 31, 2007 when compared to the three months ended May 31, 2006. Gross profit decreased $3,000 and gross profit percentage decreased 9% for the six months ended May 31, 2007. This decrease was due to lower margins in the three and six months ended May 31, 2007 compared to the three and six months ended May 31, 2006 as the result of the mix of contracts for the periods.
Gross profit from the Mapping operations for the three months ended May 31, 2007 increased $27,000 compared to the same in the prior year. Gross profit percentage increased one percentage point period over period, consistent with the mix of contracts in the business unit. Gross profit from the Mapping operations for the six months ended May 31, 2007 increased $48,000 compared to the same period in the prior year. Gross profit percentage increased 2%. This is consistent with the mix of contracts for the period.
Operating Expenses

		% of		% of
		total		total
Three months ended May 31	2007	revenue	2006	revenue	2007 to 2006
In thousands of U.S. dollars

General and administrative	$1,476	24%	$1,514	25%	$(38)
Engineering	389	6%	450	7%	(61)
Sales and marketing	791	13%	606	10%	185

		% of		% of
		total		total
Six months ended May 31	2007	revenue	2006	revenue	2007 to 2006
In thousands of U.S. dollars

General and administrative	$2,798	29%	$2,860	29%	$(62)
Engineering	870	9%	993	10%	(123)
Sales and marketing	1,496	15%	1,158	12%	338
General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs, and other general administrative expenses.
G&A decreased by 2% for three months ended May 31, 2007 and also by 2% for the six months ended May 31, 2007, compared to the same periods in the prior year. There was little change in G&A staffing levels and costs between the two periods.
Engineering expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs, facilities expenses, and related expenses. We expense research and development-related engineering costs in the period incurred.
Engineering costs decreased by 13% for the three months ended May 31, 2007, compared to the three months ended May 31, 2006, and by 12% for the six months ended May 31, 2007, compared to the six months ended May 31, 2006. The decreases are related to lower staff levels and expenses for the

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2007
(expressed in U.S. dollars)
period. We believe that in order to maintain our technological leadership, we must continue to develop existing products and introduce innovative new products that challenge and redefine the industry standards.
Sales and marketing (“S&M”) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities, and other expenses related to the sales and marketing of our products and services.
S&M expenses increased by 30% and 29% for the three and six months ended May 31, 2007 compared to the three and six months ended May 31, 2006. The increases in S&M expenses are primarily due to additional sales and marketing emphasis. We believe our current level of S&M staff continues to allow us to pursue business development activities relating to our expansion efforts targeting new and existing customers in the military agencies of Canada, the U.S., European NATO, and other allies of Canada, and national and international commercial marine transportation companies. To increase our profile and our products, and to broaden our customer base in international markets, we have established marketing agreements with companies local to the targeted regions. Some of these activities will not result in closing orders during the current year but may yield orders in subsequent fiscal years.
Depreciation and Amortization

Three months ended May 31	2007	2006	2007 to 2006
In thousands of U.S. dollars

Depreciation and amortization	$84	$201	$(117)

Six months ended May 31	2007	2006	2007 to 2006
In thousands of U.S. dollars

Depreciation and amortization	$247	$388	$(141)
Total depreciation and amortization decreased by 58% and 36% on the three and six months ended May 31, 2007 as compared to the three and six months ended May 31, 2006. For the three months ended May 31, 2007 and 2006, portion of the depreciation, $50,000 and $63,000 respectively, was included in cost of sales for equipment used in revenue-generating activities.
Interest expense

Three months ended May 31	2007	2006	2007 to 2006
In thousands of U.S. dollars

Interest expense	$5	$6	$(1)

Six months ended May 31	2007	2006	2007 to 2006
In thousands of U.S. dollars

Interest expense	$27	$12	$15
Interest expense decreased 17% in the three months ended May 31, 2007 as compared to the three months ended May 31, 2007. Interest expense increased 125% in the six months ended May31, 2007 as compared to the six months ended May 31, 2006. The Company utilized its credit facility during the three and six months ended May 31, 2007.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2007
(expressed in U.S. dollars)
Interest income

Three months ended May 31	2007	2006	2007 to 2006
In thousands of U.S. dollars

Interest income	$8	$7	$1

Six months ended May 31	2007	2006	2007 to 2006
In thousands of U.S. dollars

Interest income	$8	$20	$(12)
Interest income increased 14% in the three months ended May 31, 2007 as compared to the three months ended May 31, 2006. Interest income decreased 60% in the six months ended May 31, 2007 as compared to the six months ended May 31, 2006 as the Company did not have surplus funds to invest.
Foreign Exchange

Three months ended May 31	2007	2006	2007 to 2006
In thousands of U.S. dollars

Foreign exchange loss (gain)	$107	$(21)	$128

Six months ended May 31	2007	2006	2007 to 2006
In thousands of U.S. dollars

Foreign exchange loss (gain)	$22	$—	$22
Foreign exchange gain and loss is largely the result of exchange rate movements of the Australian dollar and the UK pound which were not in the Company’s favour during the six months ended May 31, 2007 as compared to May 31, 2006.
Technology Partnerships Canada

Three months ended May 31	2007	2006	2007 to 2006
In thousands of U.S. dollars

Royalty	$107	$108	$(1)
Contribution	—	(293)	293

Six months ended May 31	2007	2006	2007 to 2006
In thousands of U.S. dollars

Royalty	$137	$165	$(28)
Contribution	—	(504)	504
As part of the agreement entered into on November 15, 1999 with TPC, we are required to pay a royalty of 3% on annual gross revenue in our subsidiary Offshore Systems Ltd. for the period December 1, 1999 to November 30, 2008. In addition, as part of the agreement entered into on April 26, 2004, we are required to pay a royalty of 1.4% on annual gross revenue in our subsidiary Offshore Systems for the period January 1, 2006 to December 31, 2008 and a royalty of 2.5% on annual gross revenue for the period January 1, 2009 to December 31, 2013.
The company entered into two agreements with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance for the purpose of funding research and development activities which were completed on March 31, 2007. The contributions we received were based on the eligible expenditures we

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2007
(expressed in U.S. dollars)
made during each period. As at August 31, 2006 the Company has received the entire $2.9 million of the eligible TPC contributions.
Income Taxes

Three months ended May 31	2007	2006	2007 to 2006
In thousands of U.S. dollars

Deferred income tax expense (recovery)	$59	$(23)	$82
Current income tax expense (recovery)	(25)	119	(144)

	34	96	(62)

Six months ended May 31	2007	2006	2007 to 2006
In thousands of U.S. dollars

Deferred income tax expense (recovery)	$73	$(8)	$81
Current income tax expense (recovery)	66	94	(28)

	139	86	53

Based on the information available at the time of the issue of the interim financial statements for the three and six months ended May 31, 2007, we estimated that we would not have sufficient taxable earnings in Canada in future periods to utilize a portion of our $1.6 million Canadian non-capital losses carried forward, $6.6 million scientific research and experimental development costs and other Canadian tax balances.
We have recognized deferred tax expense in the three months ended May 31, 2007 related to temporary timing differences between accounting income and income for tax purposes in our U.S. subsidiaries as we believe that it is more likely than not that these differences will be realized in future fiscal years. In accordance with U.S. GAAP, we provided a valuation allowance against deferred tax assets where realization did not meet the requirements of “more likely than not” under the liability method of tax allocation. We continue to evaluate our taxable position quarterly and consider factors such as estimated taxable income, the history of losses for tax purposes, and the growth of the Company, among others.
LIQUIDITY AND CAPITAL RESOURCES — May 31, 2007 compared to November 30, 2006

In thousands of U.S. dollars	May 31, 2007	November 30, 2006	2007 to 2006

Cash and cash equivalents	$—	$—	$—
Current assets	9,920	14,333	(4,413)
Current liabilities	4,655	6,544	(1,889)
Working capital (1)	5,265	7,789	(2,524)

(1)	Working capital is defined as current assets less current liabilities. Working capital does not have a standardized meaning or comparable measure under generally accepted accounting principles and may not be comparable to similar measures presented by other companies.
We strive to maintain cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth. We believe that cash flow from operating activities, together with lines of credit borrowings of Canadian $2.0 million and US $600,000 available under our revolving credit facilities, will be sufficient to fund operations and to provide for needed capital spending for the next 12 months. We expect cash flow from operations will continue to improve during the year as scheduled contract milestone payments will be made on several contracts.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2007
(expressed in U.S. dollars)
At May 31, 2007 our current assets and working capital decreased primarily due to a reduction in accounts receivable.
We have credit facilities consisting of an operating line and forward exchange contract facilities. The credit facilities permit us to borrow funds directly for general corporate purposes, including acquisitions, at floating rates. At May 31, 2007, we had borrowings of $728,000 against our operating line. During the three months ended May 31, 2007, we utilized the facility which increased interest expense for the period. We utilized our forward exchange contract facility to reduce our exposure to exchange rate movements.
Cash Flows

Three months ended May 31	2007	2006	2007 to 2006
In thousands of U.S. dollars

Cash flows provided by (used in):
Operating activities	$411	$1,021	$(610)
Investing activities	(121)	(293)	172
Financing activities	(261)	(520)	(259)
Impact of foreign exchange on cash balances	(29)	62	(94)

Six months ended May 31	2007	2006	2007 to 2006
In thousands of U.S. dollars

Cash flows provided by (used in):
Operating activities	$928	$1,930	$(1,002)
Investing activities	(170)	(8,333)	8,163
Financing activities	(738)	(520)	(218)
Impact of foreign exchange on cash balances	(20)	120	(140)
Cash flows provided by operating activities for the three months ended May 31, 2007 were the result of a decrease in accounts receivables and prepaid expenses.
Cash flows used in investing activities for the three months ended May 31, 2007 were primarily reflective of additions to plant and equipment, intangibles and other assets.
Cash flows used in financing activities for the three months ended May 31, 2007 were the result of a decrease in the operating line of credit and the semi-annual dividends on our Class B preference shares.
Cash flows provided by operating activities for the six months ended May 31, 2007 were largely the result of a decrease in accounts receivable.
Cash flows used in investing activities for the six months ended May 31, 2007 were primarily reflective of additions to plant and equipment, intangibles and other assets.
Cash flows used in financing activities for the six months ended May 31, 2007 were the result of an increase in the operating line of credit and the semi-annual dividends on our Class B preference shares.
As a result of the above mentioned changes, the line of credit utilization increased by $166,000 for the three months ended May 31, 2007, and deceased by $360,000 for the six months ended May 31, 2007.
In order to reduce the impact of U.S. dollar, Australian dollar, euro and British pound to Canadian dollar exchange rate fluctuations, for our Canadian operations we have used the forward exchange contract

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2007
(expressed in U.S. dollars)
facility. We use the forward exchange contract facility to mitigate any foreign exchange gain or loss that might occur between the U.S. and Canadian dollar, the Australian to Canadian dollar, British pound to Canadian dollar and the euro to Canadian dollar. We use the forward exchange contract facility only for known or reasonably certain future U.S. and Australian dollar, British pound and euro transactions. At May 31, 2007 we had not entered into any forward exchange contracts,
There can be no assurance that we will have adequate financial resources, financing, or cash flows to support the Company into the future.
CONTRACTUAL OBLIGATIONS

		Less than			After 5
Payments due by period	Total	1 year	1 to 3 years	4 to 5 years	years
In thousands of U.S. dollars

Facility leases	$4,121	$664	$1,205	$992	$1,260
Equipment leases	81	33	38	10	—

Total contractual obligations	$4,202	$697	$1,243	$1,002	$1,260

OFF BALANCE SHEET ARRANGEMENTS
Guarantees
The Company has entered into a one year guarantee for one of the Company’s subsidiaries, CHI Systems Inc. The Company has guaranteed CHI’s bank line of credit that was put in place by the previous owners prior to OSI Geospatial’s acquisition of CHI. The maximum potential amount of future payments the Company could be required to make under this guarantee is $600,000. At May 31, 2007, the carrying amount of the liability was nil.
We warrant that our software and hardware products will operate substantially in conformity with product documentation and that the physical media will be free from defect. The specific terms and conditions of the warranties are generally one year but may vary depending on the country in which the products are sold. We accrue for known warranty issues if a loss is probable and can be reasonably estimated, and accrue for estimated incurred but unidentified warranty issues based on historical activity. To date, we have had no material warranty claims.
TRANSACTIONS WITH RELATED PARTIES
In the periods being reported, the Company had no related party transactions.
PROPOSED TRANSACTIONS
We are not currently engaged in any proposed transactions.

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2007
(expressed in U.S. dollars)
SELECTED QUARTERLY DATA
In thousands of U.S. dollars

	May 31	February 28	November 30	August 31
For the three months ended	2007	2007	2006	2006

Revenue	$6,138	$3,571	$10,018	$4,316
Gross profit	2,455	669	5,783	1,403
Gross profit percentage	40%	19%	58%	32%
Net earnings (loss)	(480)	(2,022)	2,691	(766)
Net earnings (loss) attributable to common shareholders	(1,024)	(2,195)	2,249	(953)
Loss per share – basic	(0.03)	(0.06)	0.07	(0.03)
Loss per share – diluted	(0.03)	(0.06)	(0.01)	(0.03)

	May 31	February 28	November 30	August 31
For the three months ended	2006	2006	2005	2005

Revenue	$6,140	$3,662	$5,137	$2,618
Gross profit	2,595	1,193	2,636	1,472
Gross profit percentage	42%	33%	51%	56%
Net earnings (loss)	(2)	(1,229)	(872)	(308)
Net earnings (loss) attributable to common shareholders	(715)	(1,405)	(2,594)	(1,026)
Loss per share – basic	(0.02)	(0.04)	(0.09)	(0.04)
Loss per share – diluted	(0.02)	(0.04)	(0.15)	(0.08)
CRITICAL ACCOUNTING POLICIES
These items are substantially unchanged as discussed in the Company’s MD&A for the year ended November 30, 2006 as contained in our 2006 Annual Report filed on SEDAR at www.sedar.com or our annual Form 20-F report filed on EDGAR at www.sec.gov.
RECENT ACCOUNTING PRONOUNCEMENTS
In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 — Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company has not completed its analysis of the adoption of FIN 48 at this time.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, the application of this

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2007
(expressed in U.S. dollars)
Statement will change current practice, effective December 1, 2007. The adoption of SFAS 157 is not expected to have a material impact on the Company’s consolidated financial statements.
In February, 2007 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. At this time, the Company does not intent to use the fair value option allowed in SFAS 159. The adoption of SFAS 159 will not have a material impact on the Company’s consolidated financial statements.
FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
Foreign Exchange Forward Contracts
The Company’s Canadian subsidiaries use foreign exchange forward contracts to reduce their exposure on transactions denominated in U.S. dollars, Australian dollars, British pounds and euros. The purpose of these contracts is to reduce the level of exposure to exchange rate movements. At May 31, 2007, we had not entered into any foreign exchange forward contracts.
Derivative financial instruments are utilized by the Company to reduce our exposure to fluctuations in foreign exchange on certain committed and anticipated transactions. Derivatives are recorded as assets or liabilities, measured at fair value. Derivatives instruments are adjusted to fair value through income or loss.
DISCLOSURE OF OUTSTANDING SHARE DATA
As at June 30, 2007, we had 40,088,221 issued and outstanding common shares and 3,174,916 outstanding stock options. As at June 30, 2007, we also had 30,262 issued and outstanding class A preference shares and 200,770 issued and outstanding class B preference shares series 2 convertible into common shares at conversion ratios of 1:1 and 1:58.82353 respectively which represents 11,840,262 common shares. Also at June 30, 2007, we had 13,788,365 outstanding common share purchase warrants convertible to common shares at a conversion ratio of 1:1, representing 13,788,365 common shares.
DISCLOSURE CONTROLS AND PROCEDURES
The Company maintained a set of disclosure controls and procedures during the three and six months ended May 31, 2007 designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation as defined under Multilateral Instrument 52-109. The Chief Executive Officer and the Vice President Finance have determined that there were no changes to the company’s disclosure controls and procedures during the three and six month period ended May 31, 2007 that have materially affected, or are likely to materially affect the design and operation of these disclosure controls and procedures.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
The Company maintains internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with US GAAP as required by Multilateral Instrument 52-109. The Chief Executive Officer and the Vice President Finance,

OSI Geospatial Inc.
Management’s Discussion and Analysis
For the three and six months ended May 31, 2007
(expressed in U.S. dollars)
along with other employees to the extent considered necessary and appropriate, have designed internal controls over financial reporting that are effective as at May 31, 2007.
Nonetheless, the Chief Executive Officer and the Vice President Finance have identified areas where the Company can enhance process controls and they intend to incorporate such enhancements into the internal controls over financial reporting during the current fiscal year. The Company employs entity level controls to compensate for any deficiencies that may exist. Under 52-109, the Chief Executive Officer and the Vice President Finance are not required to, and have not yet tested the actual effectiveness of the Company’s internal controls over financial reporting.
There were no changes in the Company’s internal control over financial reporting that occurred since the beginning of the Company’s current fiscal year to the date of this document that have materially affected, or are likely to materially affect the Company’s internal control over financial reporting.
RISKS AND UNCERTAINTIES
The primary risks and uncertainties that affect and may affect the Company and its business, financial condition and results of operations are substantially unchanged as discussed in the company’s MD&A for the year ended November 30, 2006 as contained in our 2006 Annual Report filed on SEDAR at www.sedar.com or our annual Form 20-F which will be reported on EDGAR at www.sec.gov.

OSI Geospatial Inc.
Interim Consolidated Financial Statements (Unaudited)
Three and Six Months ended May 31, 2007 and 2006
(expressed in U.S. dollars)
(Prepared in accordance with United States Generally Accepted Accounting Principles)

OSI Geospatial Inc.
(Incorporated under the laws of the Province of British Columbia, Canada)
Consolidated Balance Sheets (unaudited)

In thousands of U.S. dollars	May 31, 2007	November 30, 2006

Assets
Current assets
Accounts receivable (note 5)	$7,701	$12,707
Income taxes recoverable	158	28
Inventory (note 6)	1,414	1,063
Prepaid expenses and deposits	647	535

	9,920	14,333
Deferred tax asset	29	—

Equipment and furnishings	1,109	1,089
Intangible and other assets	748	794
Goodwill	8,330	8,129

	$20,136	$24,345

Liabilities
Current liabilities
Bank indebtedness	$544	$904
Accounts payable and accrued liabilities	3,223	4,887
Dividend payable	382	—
Income taxes payable	—	86
Unearned revenue	506	667

	4,655	6,544
Deferred tax liability	—	20

	4,655	6,564

Stockholders’ Equity
Issued and outstanding
30,262 Class A Series A preference shares (November 30, 2006 – 30,262) (note 7a)	19	19
200,770 Class B, Series 2 preference shares (November 30, 2006 – 279,840) (note 7b)	6,886	8,696
40,088,221 common shares (November 30, 2006 – 35,137,046) (note 7b)	21,510	18,222

	28,415	26,937
Warrants	4,286	4,286
Additional paid in capital	2,669	3,357
Accumulated deficit	(22,480)	(19,226)
Accumulated other comprehensive income	2,591	2,427

	15,481	17,781

	$20,136	$24,345

Commitments and contingency (note 8)
The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Loss (unaudited)

	Three months ended May 31,		Six months ended May 31,
In thousands of U.S. dollars, except share related data	2007	2006	2007	2006

Revenue
Marine systems	$2,504	$2,436	$3,204	$3,718
Land and air systems	2,259	2,370	4,607	4,221
Mapping	1,375	1,334	1,898	1,863

	6,138	6,140	9,709	9,802

Cost of sales	3,683	3,545	6,585	6,014

Gross profit	2,455	2,595	3,124	3,788

Expenses
General and administrative	1,476	1,514	2,798	2,860
Engineering	389	450	870	993
Sales and marketing	791	606	1,496	1,158
Depreciation and amortization	34	138	145	270
Interest expense	5	6	27	12
Interest income	(8)	(7)	(8)	(20)
Foreign exchange loss (gain)	107	(21)	22	—
Technology Partnerships Canada royalty	107	108	137	165
Technology Partnerships Canada contribution	—	(293)	—	(504)

	2,901	2,501	5,487	4,934

Net earnings (loss) before income taxes	(446)	94	(2,363)	(1,146)

Deferred income tax expense (recovery)	59	(23)	73	(8)
Current income tax expense (recovery)	(25)	119	66	94

Income tax expense (note 9)	34	96	139	86

Net loss	$(480)	$(2)	$(2,502)	$(1,232)

Net loss available to common shareholders (note 7d)	$(1,024)	$(715)	$(3,219)	$(2,121)

Loss per share (note 7d) — basic and diluted	$(0.03)	$(0.02)	$(0.08)	$(0.07)

Weighted average number of common shares outstanding (note 7d) – basic and diluted	39,251,264	32,301,357	38,248,619	31,790,928

Dividends declared per share
Class B preference shares – Series 2	$1.64	$1.59	$1.64	$1.59
The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Stockholders’ Equity and Accumulated Deficit (unaudited)
For the six months ended May 31, 2007

In thousands of U.S. dollars except share numbers	Units

Class A preference shares
Balance at November 30, 2006	30,262	$19

Balance at May 31, 2007	30,262	$19

Class B preference shares
Balance at November 30, 2006	279,840	$8,696
Accretion of discount on Class B Series 2 preference shares	—	335
Class B preference shares converted to common shares	(79,070)	(2,267)
Tax benefit related to share issue costs	—	122

Balance at May 31, 2007	200,770	$6,886

Common shares
Balance at November 30, 2006	35,137,046	$18,222
Class B preference shares converted to common shares	4,651,175	3,129
Shares issued	300,000	159

Balance at May 31, 2007	40,088,221	$21,510

Warrants
Balance at November 30, 2006	13,788,368	$4,286

Balance at May 31, 2007	13,788,368	$4,286

Additional paid-in capital
Balance at November 30, 2006		$3,357
Class B preference shares converted to common shares		(827)
Stock-based compensation		139

Balance at May 31, 2007		$2,669

Accumulated deficit
Balance at November 30, 2006		$(19,226)
Accretion of discount on Class B Series 2 preference shares		(335)
Difference between conversion and carrying value of Class B Series 2 preference shares		(35)
Dividends on Class B preference shares		(382)
Net loss for the period		(2,502)

Balance at May 31, 2007		$(22,480)

Accumulated other comprehensive income
Foreign currency translation adjustment
Balance at November 30, 2006		$2,427
Adjustment for the period		164

Balance at May 31, 2007		$2,591

Total stockholders’ equity		$15,481

The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Consolidated Statements of Cash Flows (unaudited)
Three and Six Months Ended May 31, 2007 and 2006

	Three Months ended May 31,		Six months ended May 31,
In thousands of U.S. dollars	2007	2006	2007	2006

Cash flows from operating activities
Net loss for the period	$(480)	$(2)	$(2,502)	$(1,232)
Items not affecting cash
Depreciation and amortization	84	201	248	389
Stock-based compensation	87	79	139	104
Deferred income taxes	59	2	73	(8)

	(250)	280	(2,042)	(747)

Changes in non-cash working capital items
Accounts receivable	551	(2)	5,148	3,636
Inventory	7	(16)	(251)	(110)
Prepaid expenses and deposits	383	33	(39)	92
Accounts payable and accrued liabilities	(464)	631	(1,748)	(1,148)
Dividends payable	382	—	382	—
Income taxes payable	(62)	(31)	(249)	(171)
Unearned revenue	(146)	126	(273)	378

	661	741	2,970	2,677

	411	1,021	928	1,930

Cash flows used in investing activities
Purchase of CHI Systems Inc., net of cash acquired (note 4b)	—	(240)	—	(8,123)
Purchase of Liddy International Inc. (note 4a)	(25)	—	(25)	—
Decrease (increase) in marketable securities	—	99	—	(160)
Decrease in restricted cash	—	(60)	—	130
Additions to equipment and furnishings	(57)	(39)	(84)	(87)
Additions to intangibles and other assets	(39)	(53)	(61)	(93)

	(121)	(293)	(170)	(8,333)

Cash flows used in financing activities
Advances from (payments to) operating line of credit	121	—	(356)	—
Issue of common shares	—	6	—	6
Class B preference share dividends	(382)	(526)	(382)	(526)

	(261)	(520)	(738)	(520)

Effect of foreign exchange on cash and cash equivalents	(29)	62	(20)	120

Increase (decrease) in cash and cash equivalents	—	270	—	(6,803)

Cash and cash equivalents – beginning of period	—	1,149	—	8,222

Cash and cash equivalents – end of period	$—	$1,419	$—	$1,419

The accompanying notes are an integral part of the consolidated financial statements.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2007 and 2006
1	Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management and include the accounts of OSI Geospatial Inc. and its subsidiaries, collectively referred to as OSI Geospatial or the Company. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and all amounts herein have been expressed in thousands of U.S. dollars unless otherwise noted. These unaudited interim consolidated financial statements do not include all the information and footnote disclosures required for compliance with U.S. GAAP for annual financial statements applied on a consistent basis. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto.

On April 12, 2006 at the Company’s annual general meeting its shareholders voted in favor of changing the Company’s name from Offshore Systems International Ltd. to OSI Geospatial Inc. The name change was effective June 5, 2006. For the purposes of this report, the Company is referred to by its new legal identity.

The preparation of these unaudited interim consolidated financial statements and the accompanying notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim period presented are not necessarily indicative of the results expected for the full year.

2	Nature of operations

OSI Geospatial Inc. designs, develops, and markets software and systems for enhancing situational awareness in command, control, and intelligence applications. OSI Geospatial’s principal product is the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. OSI Geospatial conducts its operations through three business units – International Systems Operations, U.S. Systems Operations and Mapping Operations. The Company’s International and U.S. Systems business units develop and produce geographic information display systems and software for the marine navigation, and command and control markets, and situational awareness products for land-based and aeronautical command and control markets. The Company’s Mapping business unit provides digital land map and electronic nautical chart production services, and produces and distributes electronic nautical chart data.

3	Accounting changes
a)	Change in reporting currency
Effective March 1, 2006, the Company adopted the U.S. dollar as its reporting currency. In general this change results from an increase in the overall proportion of business activities conducted in U.S. dollars. Under U.S. GAAP, the change was effected by translating assets and liabilities at the existing U.S./Canadian dollar foreign exchange spot rate on the last day of the month, while earnings were translated at the average rate for each month. Equity transactions have been translated at historical rates; with opening equity restated at the rate of exchange on December 1, 2001. The resulting net translation adjustment has been credited to the foreign currency translation adjustment.

Prior to March 1, 2006, the reporting currency of the Company was Canadian dollars.
b)	Recent pronouncements
In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 - Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2007 and 2006
recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company has not completed its analysis of the adoption of FIN 48 at this time.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, the application of this Statement will change current practice, effective December 1, 2007. The adoption of SFAS 157 is not expected to have a material impact on the Company’s consolidated financial statements.

In February, 2007 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. At this time, the Company does not intent to use the fair value option allowed in SFAS 159. The adoption of SFAS 159 will not have a material impact on the Company’s consolidated financial statements.

4 Acquisitions
a) Liddy International Inc.
On April 23, 2007, the Company through its subsidiary CHI Systems Inc., acquired the assets of Liddy International Inc. (“Liddy”), a United States defense contracting company and established Layered Security Solutions (“LSS”). LSS provides business continuity solutions against hazards and has the capability to develop deterrence, response and recovery strategies designed to deal with global threats to business and government. Under the terms of the agreement, the Company paid approximately $184,000 for assets and goodwill of Liddy, of which $25,000 was paid in cash with the balance paid by the issuance of 300,000 common shares of the Company of which 200,000 common shares are held in escrow subject to the satisfaction of certain contractual provisions.

The following table summarizes the fair value of the assets acquired by the Company at April 23, 2007, the date of acquisition. The acquisition was accounted for using the purchase method whereby assets acquired assumed were recorded at their fair values at April 23, 2007. The excess of the purchase price over the fair market value was recorded as goodwill. The allocation of the purchase price is preliminary and the final allocation may be subject to refinement in the next six months subject to the final review by an independent business valuator.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2007 and 2006

In thousands of U.S. dollars

Assets
Furniture and Fixtures	$8
Computer Equipment	17
Goodwill	200

Total assets acquired	225

Net assets acquired (cash and common share consideration)	184
Direct acquisition costs incurred by the Company	41

Total acquisition costs	$225

Less fair value of net identifiable assets acquired	25

Goodwill	$200

b) CHI Systems Inc.
On December 14, 2005, the Company acquired CHI Systems Inc. (“CHI Systems”), a United States defense contracting company. CHI Systems has multiple offices in the United States and is a supplier of technology and services to the U.S. Department of Defense and key defense prime contractors. Under the terms of the agreement, the Company paid approximately $9.0 million for 100% of the outstanding shares of CHI Systems, of which $8.1 million was paid in cash with the balance paid by the issuance of 1,067,975 common shares of the Company. Information regarding this acquisition can be found in the company’s audited consolidated financial statements for the year ended November 30, 2006 as reported in our 2006 Annual Report filed on SEDAR at www.sedar.com or our annual Form 20-F reported on EDGAR at www.sec.gov. The results of CHI Systems’ operations have been included in the consolidated financial statements commencing December 14, 2005.
5	Accounts receivable

	May 31,	November 30,
In thousands of U.S. dollars	2007	2006

Trade	$3,427	$5,143
Unbilled revenue	4,177	7,257
Technology Partnerships Canada contribution	102	269
Other	58	97
Allowance for doubtful accounts	(63)	(59)

	$7,701	$12,707

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2007 and 2006
6	Inventory

In thousands of U.S. dollars	May 31, 2007	November 30, 2006

Materials and components	$927	$958
Finished goods	487	105

	$1,414	$1,063

7	Capital Stock
a) Class A preference shares
The Company has 30,262 (November 30, 2006 – 30,262) Class A preference shares outstanding that have a value of $19,000 (November 30, 2006 — $19,000) for financial statement purposes. These Class A preference shares are being held in escrow but are no longer subject to any escrow restrictions and may be converted at any time into common shares of the Company, by notice in writing from the holders.
b) Issued and outstanding common shares
During the six months ended May 31, 2007, 79,070 Class B preference shares were converted into 4,651,175 common shares with an aggregate fair market value of $3.1 million. The Class B preference shares were reduced by $2.3 million, the carrying value of the shares converted, and the beneficial conversion feature attributed to the converted shares resulted in a deduction of $827,000 from additional paid in capital. The conversion resulted in an increase of $34,000 to deficit. An additional 300,000 common shares were issued as part of the Liddy acquisition (note 4a).
c) Stock option plans
A summary of the status of the Company’s stock option plans at May 31, 2007 is as follows:

		Weighted average
In U.S. dollars	Number of shares	exercise price

Outstanding – November 30, 2006	3,417,584	$0.89
Granted	625,000	0.59
Cancelled	(203,000)	0.85
Expired	(664,668)	1.02

Outstanding – May 31, 2007	3,174,916	$0.80

Exercisable – May 31, 2007	3,071,582	$0.81

Stock-based compensation
For the three and six months ended May 31, 2007 the Company incurred non-cash stock-based compensation expense of $87,000 and $139,000 (three and six months ended May 31, 2006 — $78,000 and $104,000) related to 625, 000 stock options granted, 521,000 options vested immediately, 52,000 in one year and 52,000 in two years after the grant date. The expense was included in general and administrative costs and was recorded in additional paid-in capital.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2007 and 2006
The fair value of stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions by grant year:

	2007	2006

Risk-free interest rate	4.09%	2.98%
Volatility	49%	54%
Estimated average option lives	5 years	5 years
Dividend yield	0.0%	0.0%
d) Loss per share

	For the three months ended May 31,
In thousands of U.S. dollars except share related data	2007	2006

Loss per share — basic and diluted
Net loss for the period	$(480)	$(2)
Less:
Class B preference share dividends	(382)	(526)
Accretion of discount on Class B preference shares	(162)	(187)

Net loss available to common shareholders	$(1,024)	$(715)

Weighted average number of common shares outstanding – basic and diluted	39,251,264	32,301,357

Loss per share – basic and diluted	$(0.03)	$(0.02)

	For the six months ended May 31,
In thousands of U.S. dollars except share related data	2007	2006

Loss per share — basic and diluted
Net loss for the period	$(2,502)	$(1,232)
Less:
Class B preference share dividends	(382)	(526)
Accretion of discount on Class B preference shares	(335)	(363)

Net loss available to common shareholders	$(3,219)	$(2,121)

Weighted average number of common shares outstanding – basic and diluted	38,248,619	31,790,928

Loss per share – basic and diluted	$(0.08)	$(0.07)

The Class A preference shares – Series A, the Class B preference shares Series 2, the outstanding warrants and stock options were anti-dilutive for the purposes of calculating diluted earnings per share for the three and six months ended May 31, 2007 and 2006.

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2007 and 2006
If all preferred shares were converted, and all warrants and options were exercised, there would be a total of 68,591,764 common shares outstanding at May 31, 2007 (November 30, 2006 – 68,834,425). As a result of the exercise of all warrants and options, the company would receive cash of $13.8 million (November 30, 2006 — $13.4 million).

8	Commitments and Contingency

The Company has entered into a one year guarantee for one of the Company’s subsidiaries, CHI Systems Inc. The Company has guaranteed CHI’s bank line of credit that was put in place by the previous owners prior to OSI Geospatial’s acquisition of CHI. The maximum potential amount of future payments the Company could be required to make under this guarantee is $600,000. At May 31, 2007, the carrying amount of the liability was nil.

In July 2002, two of the Company’s subsidiaries, Offshore Systems Ltd. and OSI Geomatics Ltd. (now Mapcon Mapping Ltd.), and four employees became subject to a lawsuit for an undisclosed amount by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to use of confidential information and breach of fiduciary duty. No amount has been accrued at May 31, 2007 in respect of these claims because the potential liability for the claims and the amount of damages, if any, cannot be reasonably estimated.

In January 2007, the Company signed a 10 year lease for new office facilities in Burnaby, British Columbia. It will relocate its North Vancouver, British Columbia operations to Burnaby, British Columbia on August 1, 2007.

In April 2007, the Company signed a three year lease for new office facilities in Kanata, Ontario. It opened a corporate head office in Kanata on June 1, 2007.

9	Income taxes

The Company is subject to income taxes in Canada and the United States and the use of estimates is required in determining the Company’s provision for income taxes. Although the Company believes its tax estimates are reasonable, the ultimate tax determination involves significant judgement that could become subject to audit by tax authorities in the ordinary course of business. The effective rate used to record income tax expense for the three and six months ended May 31, 2007 differed from the Canadian federal and provincial combined statutory tax rate primarily due to the change in valuation allowance to reflect those future tax benefits that were more likely than not to be realized, future income tax payments that will result from the payment of Class B preference share dividends and, also, items not deductible for income tax purposes. The change in effective tax rate from 2007 to 2006 was due primarily to the effect of the change in valuation allowance.

At May 31, 2007, the Company adjusted its valuation allowance against deferred tax assets to reflect the amount of the future tax benefit that was more likely than not to be realized. A valuation allowance continues to be provided against those deferred tax assets for which there is significant uncertainty of future realization.

	Three months ended May 31,		Six months ended May 31,
In thousands of U.S. dollars	2007	2006	2007	2006

Deferred income tax expense (recovery)	$59	$(23)	$73	$(8)
Current income tax expense (recovery)	(25)	119	66	94

Income tax expense	$34	$96	$139	$86

Effective tax rate	(8)%	102%	(6)%	(8)%

10	Segmented information

The Company’s reportable segments are as outlined below. Accounting policies used by these segments are the same as those described in the significant accounting policies as disclosed in note 4 of the Company’s audited consolidated financial statements for the year ended November 30, 2006. The Company defines

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2007 and 2006
reportable segments as components of the Company about which separate financial information is available and which is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

			Three Months Ended May 31, 2007
	International	U.S.		Corporate
	Systems	Systems	Mapping	and Public
In thousands of U.S. dollars	Operations	Operations	Operations	Company Costs	Total

Revenue	$2,444	$2,319	$1,375	$—	$6,138
Gross profit	1,547	444	464	—	2,455
Technology Partnerships Canada	107	—	—	—	107
Interest expense	—	1	—	4	5
Income tax expense (recovery)	—	(66)	(49)	149	34
Net earnings (loss)	213	(96)	131	(728)	(480)
Equipment and furnishings expenditures	34	7	6	10	57
Intangible expenditures	1	32	6	—	39
Depreciation and amortization	$53	$(7)	$37	$1	$84

			Six Months Ended May 31, 2007
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
In thousands of U.S. dollars	Operations	Operations	Operations	Costs	Total

Revenue	$3,144	$4,667	$1,898	$—	$9,709
Gross profit	1,584	964	576	—	3,124
Technology Partnerships Canada	137	—	—	—	137
Interest expense	—	1	—	26	27
Income tax expense	—	(12)	(61)	212	139
Net earnings (loss)	(943)	(17)	(78)	(1,464)	(2,502)
Equipment and furnishings expenditures	47	13	14	10	84
Intangible expenditures	11	38	12	—	61
Depreciation and amortization	$103	$70	$73	$2	$248

			Three Months Ended May 31, 2006
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
In thousands of U.S. dollars	Operations	Operations	Operations	Costs	Total

Revenue	$2,436	$2,370	$1,334	$—	$6,140
Gross profit	1,614	544	437	—	2.595
Technology Partnerships Canada — net	185	—	—	—	185
Interest expense	—	—	—	6	6
Income tax expense (recovery)	1	9	(2)	88	96
Net earnings (loss)	653	49	121	(825)	(2)
Equipment and furnishings expenditures	28	11	—	—	39
Intangible expenditures	19	13	21	—	53
Depreciation and amortization	$51	$80	$69	$1	$201

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2007 and 2006

			Six Months Ended May 31, 2006
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
In thousands of U.S. dollars	Operations	Operations	Operations	Costs	Total

Revenue	$3,718	$4,221	$1,863	$—	$9,802
Gross profit	2,293	967	528	—	3,788
Technology Partnerships Canada — net	339	—	—	—	339
Interest expense	—	—	—	12	12
Income tax expense (recovery)	1	6	(9)	88	86
Net earnings (loss)	260	49	(120)	(1,421)	(1,232)
Equipment and furnishings expenditures	46	16	25	—	87
Intangible expenditures	51	13	29	—	93
Depreciation and amortization	$98	$152	$137	$2	$389

				Total assets employed
				Corporate
	International	U.S.		and Public
	Systems	Systems	Mapping	Company
In thousands of U.S. dollars	Operations	Operations	Operations	Costs	Total

As at May 31, 2007	$6,052	$10,316	$3,167	$601	$20,136

As at November 30, 2006	$10,483	$10,599	$3,283	$(20)	$24,345

Geographically, revenues reported are based on the location of the Company’s customers as follows:

	Three months ended May 31,		Six months ended May 31,
In thousands of U.S. dollars	2007	2006	2007	2006

Europe	$1,627	$215	$1,945	$387
Australia/New Zealand	174	387	352	774
United States	3,306	4,563	5,879	6,848
Canada	1,031	975	1,533	1,793

Total	$6,138	$6,140	$9,709	$9,802

OSI Geospatial Inc.
Notes to the Consolidated Financial Statements (unaudited)
Three and Six Months Ended May 31, 2007 and 2006
Geographically, equipment and furnishings, and intangible and other assets are reported based on location. At May 31, 2007 and November 30, 2006, all of the Company’s equipment and furnishings, and intangible and other assets were located in Canada and the U.S. as follows:

		May 31, 2007
In thousands of U.S. dollars	Canada	U.S.	Total

Equipment and furnishings	$861	$248	$1,109
Intangible and other assets	308	440	748
Goodwill	—	8,330	8,330

Total	$1,169	$9,018	$10,187

		November 30, 2006
In thousands of U.S. dollars	Canada	U.S.	Total

Equipment and furnishings	$859	$230	$1,089
Intangible and other assets	322	472	794
Goodwill	—	8,129	8,129

Total	$1,181	$8,831	$10,012

Form 52-109F2 — Certification of Interim Filings
I, Ken Kirkpatrick, President and Chief Executive Officer, OSI Geospatial Inc., certify that:
1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of OSI Geospatial Inc., (the “issuer”) for the interim period ended May 31, 2007;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and
4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;
(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
(c) caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the three months ended May 31,2007 that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: July 12, 2007

/s/ Ken Kirkpatrick Ken Kirkpatrick
President and Chief Executive Officer

Form 52-109F2 — Certification of Interim Filings
I, John T. Sentjens, Vice President Finance, OSI Geospatial Inc., certify that:
1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of OSI Geospatial Inc., (the “issuer”) for the interim period ended May 31, 2007;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and
4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;
(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
(c) caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the three months ended May 31, 2007 that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: July 12, 2007

/s/ John T. Sentjens John T. Sentjens
Vice President Finance

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“ Ken Kirkpatrick” Title: President & CEO
Date: July 12, 2007